March 30, 2011

Via EDGAR

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Re:	Withdrawal of Form S-3, File No. of the S-3 (333-173153)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, SandRidge Energy, Inc. (the “Registrant”) hereby requests the withdrawal of its registration statement on Form S-3 (the “Registration Statement”) (File No. 333-173153) filed on March 30, 2011. This application for withdrawal is being made because the registration statement was inadvertently tagged with an incorrect EDGAR submission code. The Registrant is filing the appropriate Form S-3ASR concurrently with this withdrawal request. Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact me at (405) 429-6136.

Sincerely,

/s/ Philip T. Warman Philip T. Warman, Senior Vice President, General Counsel and Corporate Secretary

Philip T. Warman, Senior Vice President and General Counsel • 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102

Phone 405.429.6136 • Fax 405.429.5988 • pwarman@SandRidgeEnergy.com